FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 18, 2003

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item

1.	Notification of Major Interests in Shares dated July 7, 2003
2.	Notification of Major Interests in Shares dated June 18, 2003
3.	Notification of Major Interests in Shares dated June 6, 2003
4.	Notification of Major Interests in Shares dated May 30, 2003
5.	Notification of Major Interests in Shares dated May 16, 2003
6.	Notification of Major Interests in Shares dated May 13, 2003
7.	Notification of Director Shareholdings dated May 27, 2003
8.	Notification of Issue of Equity dated May 8, 2003

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2003

REGUS PLC. By: /s/ Stephen Stamp Name: Stephen Stamp Title: Group Finance Director

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of the Company’s bankruptcy proceedings in the United States, the impact of heightened competition, changes in the Company’s strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus’s area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus’s financial condition, results of operation and liquidity, see “Risk Factors” and “Operating Results” of the Company’s Annual Report on Form 20-F.

Item 1.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                           Regus plc

On 4th July 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 107,731,000 ordinary shares of Regus plc as at 3rd July 2003, being 18.42% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 584,936,426 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895135

Date of notification: 7th July 2003

Item 2.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                           Regus plc

On 18th June 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 99,446,000 ordinary shares of Regus plc as at 17th June 2003, being 17.00% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 584,930,488 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895135

Date of notification: 18th June 2003

Item 3.

Regus PLC
6th June 2003

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                           Regus plc

On 5th June 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in 93,365,500 ordinary shares of Regus plc as at 4th June 2003, being 15.96% of the issued share capital of Regus plc.

On 6th June 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in 93,716,000 ordinary shares in Regus plc as at 3rd June 2003, being 16.02% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 584,930,488 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 6th June 2003

This information is provided by RNS
The company news service from the London Stock Exchange

Item 4.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                           Regus plc

On 29th May 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in 92,256,000 ordinary shares of Regus plc as at 28th May 2003, being 15.77% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 584,926,604 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 30th May 2003

Item 5.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                           Regus plc

On 16th May 2003 we received notification in accordance with the Companies Act of the following:

Mourant & Co. Trustees Limited in its capacity as Trustee of the Regus Employee Trust has an interest in 15,120,670 ordinary shares in Regus plc as at 15th May 2003, representing a 2.59% holding in the total issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 584,837,967 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 16th May 2003

Item 6.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                           Regus plc

On 12th May 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in 93,498,000 ordinary shares of Regus plc as at 8th May 2003, being 15.98% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 584,837,967 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 13th May 2003

Item 7.

NOTIFICATION OF DIRECTOR SHAREHOLDINGS

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Regus plc

The Company has been informed that on 23rd May 2003, Rudolf Lobo exercised his option to purchase 88,637 ordinary shares in the Company at the exercise price of 5p per share.

Rudolf Lobo is now interested in 127,098 ordinary shares in the Company.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 27th May 2003

Item 8.

NOTIFICATION OF ISSUE OF EQUITY

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                           Regus plc

On 8th May 2003, the Company issued an aggregate amount of 2,500,000 ordinary shares to Gaia Offshore Master Fund, Ltd and HFTP Investments LLC in full satisfaction of their respective warrants to subscribe for ordinary shares at five pence per share.

These warrants were issued on 14 February 2002 in conjunction with the issue on the same date of a £40 million convertible debenture to these and one other warrant holder.

Notes:

The total issued share capital of Regus plc is 584,822,214 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 8th May 2003